WeTrade Group Inc.

No. 1 Gaobei South Coast

Yi An Men 111 Block 37

Chao Yang District

Beijing City, People’s Republic of China

March 20, 2020

Michael C. Foland

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: WeTrade Group Inc.

Registration Statement on Form S-1

Filed August 9, 2019

File No. 333-233165

Dear Mr. Foland:

WeTrade Group Inc. (the “Company”) herewith files with the Securities and Exchange Commission (the “Commission”) its response to the Commission’s comments, dated February 12, 2020 (the “Comment Letter”), with reference to the Company’s post effective amendment to registration statement on Form S-1 filed with the Commission on August 9, 2019.

The Company responds to all the Commission’s comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. You disclose that the selling stockholders “may not be deemed to be” underwriters once a market has developed for your common stock. Given that you are a shell company, please identify the selling stockholders as underwriters.

Response: We have reviewed the comment and made the necessary change in the S-1 Amended filing.

2. The prospectus does not include the information required by Items 303, 401, 402, 403, and 404 of Regulation S-K. Please revise. Refer to Part I of Form S-1. As part of your response, please identify the company, as well as the director who owns such company, that extended a loan of $1,500,000 for your future business operations. In this regard, we note your disclosure in Note 5 to the financial statements.

Response: We have reviewed the comment and made the necessary additions in the S-1 Amended filing.

3. We note that, other than the exhibits that have been filed or incorporated by reference, you have not provided the information required by Part II of Form S-1, including the relevant undertakings and information regarding any sales of securities that were not registered under the Securities Act since your inception. Please revise. As part of your response, please clarify, if true, that the shares that were issued to the selling stockholders were for “no consideration” and that the selling stockholders acquired their shares in a transaction or transactions exempt from registration under Regulation S.

Response: We have reviewed the comment and made the necessary revisions in the S-1 Amended filing.

Please direct any further comments or questions you may have to the company’s Chief Financial Officer Che Kean Tat at keithche8383@outlook.com

Thank you.

Sincerely,

/s/ Dai Zheng

Dai Zheng

CEO/Director